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                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Petroleum Geo-Services ASA
                                                  Commission File No.: 001-14614

                                               Subject Company: Veritas DGC Inc.
                                                  Commission File No.: 001-07427

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ADDITIONAL INFORMATION

         In connection with the proposed merger of Veritas DGC Inc., a Delaware corporation ("Veritas"), and Venus Mergerco Inc., a Delaware corporation and a wholly owned, indirect subsidiary of Veritas ("Veritas Merger Sub"), Veritas and Venus I, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Veritas ("Caymanco"), will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer by Caymanco to exchange 0.47 ordinary shares of Caymanco for each share and American Depositary Share of Petroleum Geo-Services ASA, a Norwegian public limited liability company ("PGS"), Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

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[PGS LOGO}                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                     January 22, 2002
SAM R. MORROW, SVP Finance & Treasurer
Phone:  281-589-7935
DAG W. REYNOLDS, Director European IR
Phone:  +47 67 52 64 00

                PGS and Sinochem Enter into Definitive Agreement
                    for the Sale of PGS' Atlantis Subsidiary


         HOUSTON, TEXAS; OSLO, NORWAY; JANUARY 22, 2002: Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) ("PGS") and China National Chemicals Import & Export Corporation ("Sinochem") announced today that they have signed a definitive agreement for the sale of PGS' Atlantis subsidiary. The closing of the transaction, which is expected to occur in the first quarter of 2002, is subject to certain conditions including receipt of consents and waivers from governmental authorities. Under the terms of the definitive agreement, the total proceeds of the sale, including assumption of debt, are expected to be approximately $215 million. The transaction will be effective from January 1, 2001, and therefore the exact sales proceeds will depend on the actual amount of qualified capital expenditures made by PGS on behalf of Atlantis between January 1, 2001 and the final closing date of this transaction.

         Chairman and Chief Executive Officer of Petroleum Geo-Services, Reidar Michaelsen, said, "While the complexity of the Atlantis portfolio caused some unexpected delays in the completion of this transaction, we are very happy to have reached a definitive agreement with Sinochem for the sale of these assets. We have great respect for Sinochem and their negotiations team. We believe they will benefit greatly from the assets that Atlantis has only begun to develop."

         Sinochem Chief Executive Officer, Liu Deshu, said, "We are very pleased with this significant acquisition. Throughout this process we have been impressed with the Atlantis management team, their expertise and vision. We are also grateful to PGS and their advisors who helped facilitate this transaction."

         Liu Deshu further added, "The acquisition of Atlantis is a major step in our strategy to expand into the global upstream sector. It is also consistent with our goal of improving the competitiveness of Sinochem's overall petroleum operations through vertical integration. We look forward to making Atlantis an integral part of our oil and gas business, as well as further cooperation with large Chinese and foreign partners."

         Michaelsen went on to say, "The sale of Atlantis will complete our program to sell non-core assets that we communicated a little over one year ago. During this period and including the expected proceeds from the sale of Atlantis, PGS will have realized more than $500 million from sales of non-core

                                    --more--

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
Petroleum Geo-Services ASA     Phone:  281-589-7935     Petroleum Geo-Services ASA     Phone: +47 67 52 64 00
16010 Barker's Point Lane      Fax:    281-589-1482     PGS-House                      Fax:   +47 67 53 68 83
Suite 600                                               Strandveien 4
Houston, TX 77079                                       N-1366 Lysaker, Norway

assets. Additionally, during the past year, PGS has reorganized its geophysical business, addressed certain issues relating to the Banff FPSO, refurbished and re-deployed the Petrojarl I FPSO on a new contract, secured additional work for the Varg FPSO and entered into a definitive agreement for a strategic business combination with Veritas. The sale of Atlantis will also satisfy one of the conditions to closing of the Veritas transaction. While it has been a very active and challenging period for our management team, we are very excited about the future opportunities and look forward to completing the Veritas transaction."

         JP Morgan acted as financial advisor to PGS on this transaction. Watson, Farley & Williams acted as PGS' legal advisors. ABN AMRO acted as financial advisor to Sinochem, and Coudert Brothers acted as its legal advisors.

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: geophysical seismic services and production services. PGS acquires, processes, manages and markets 3D, time-lapse and multi-component seismic data and provides associated data management solutions. This data is used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. In its production services business, PGS owns four floating production, storage and offloading systems and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

         Sinochem is a multinational trading conglomerate and Fortune 500 company with core business interests in petroleum and chemicals trading, financial services and high technology. It operates on a worldwide basis with headquarters in Beijing and over 30 offices globally including London, New York, Hamburg, Dubai, Hong Kong and Tokyo.


                                    * * * * *

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.

                                     --END--